Exhibit 99.1

Legend Biotech to Host R&D Day on October 18, 2021

SOMERSET, N.J.--(BUSINESS WIRE)--September 22, 2021--Legend Biotech Corporation (NASDAQ: LEGN), a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications, will host its first Research & Development Day on Monday, October 18, commencing at 10:00 a.m. (Eastern Time), at Andaz 5th Avenue in New York.

The meeting will feature updates on the company’s advancing pipeline of hematological and oncological indications and expanding cell therapy capabilities, including its B cell maturation antigen (BCMA) clinical development program. Presentations will be delivered by Legend’s senior leadership team:

  Ying Huang, PhD, Chief Executive Officer and Chief Financial Officer
  Frank Fan, MD, PhD, Chief Scientific Officer
  Steve Gavel, Vice President, US & Europe Commercial
  Lida Pacaud, MD, Vice President, Clinical Development

A live webcast and presentation will be available to investors and other interested parties on the Legend Biotech website under “Events and Presentations”. A recording of the webcast can be viewed as early as 24 hours after the event and will be archived for six months.

To register for the event, please visit this link.

About Legend Biotech

Legend Biotech is a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications. Our team of over 900 employees across the United States, China and Europe, along with our differentiated technology, global development, and manufacturing strategies and expertise, provide us with the strong potential to discover, develop, and manufacture best-in-class cell therapies for patients in need. We are engaged in a strategic collaboration to develop and commercialize our lead product candidate, cilta-cel, an investigational BCMA-targeted CAR-T cell therapy for patients living with multiple myeloma. This candidate is currently being studied in registrational clinical trials.

Contacts

Investor Contacts:
Jessie Yeung, Head of Corporate Finance and Investor Relations, Legend Biotech
jessie.yeung@legendbiotech.com or investor@legendbiotech.com

Crystal Chen, Manager of Investor Relations and Corporate Communications, Legend Biotech
crystal.chen@legendbiotech.com

Press Contact:
Tina Carter, Corporate Communications Lead, Legend Biotech
tina.carter@legendbiotech.com
(908) 331-5025